ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Trail Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Harms (212) 812-7005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpur Cohen & Sullivan
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd (Address) Woodbury (City) NJ (State) 11797 (Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Harms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Trail Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Summit Trail Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Summit Trail Securities, LLC (the "Company") (a limited liability company), as of December 31, 2019 and the related statement of operations, changes in member's equity, and cash flows for the year ended December 31, 2019, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Summit Trail Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 9 and 10, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2018.

Woodbury, New York
February 28, 2020

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Summit Trail Securities, LLC
Statement of Financial Condition
December 31, 2019
(CONFIDENTIAL PURSUANT TO RULE 17a-5)

ASSETS	
Cash	$ 227,596
Accounts receivable	137,621
Prepaid expenses	21,089
Total Assets	$ 386,306
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 16,500
Due to Parent	91,129
Commissions payable	68,684
Total Liabilities	176,313
Member's Equity:	209,993
Total Liabilities and Member's Equity	$ 386,306

The accompanying notes are integral part of these financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summit Trail Securities, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a limited liability company organized under the laws of the State of Delaware on September 14, 2016 and became a registered broker dealer and commenced operations on February 3,2017. The Company is a wholly owned subsidiary of Summit Trail Advisors, LLC (the "Parent").

The principal business of the Company is private placement services for financial advisory clients and to act as a broker selling interests in hedge funds. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its fees receivable and will establish an allowance for doubtful accounts if necessary, based on historical experience and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2019. The accounts receivable balance at December 31, 2019 was $137,621.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supercedes most recent current revenue recognition requirements, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. The guidance requires an entity to follow a five step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is usually recognized at a point in time when a performance obligation is satisfied. The Company earns placement fee revenues in non-underwritten transactions for the private placement of securities in unregistered offerings. The Company also earns agency placement fees by selling interests in hedge funds. The revenues are recognized in accordance with the terms of their applicable contracts in the period in which the services are performed. Generally, placement fee revenues are calculated based on a percentage of the investor capital commitment or investment.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Certain New Accounting Guidance
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset ("ROU") and a corresponding lease liability on its statement of financial condition. The new guidance became effective for the Company beginning January 1, 2019.

The Company recognizes and measures any leases in accordance with FASB ASC 842 and has determined that there are no contracts that contain embedded leases.

Income Taxes
The Company is a single-member limited liability company, which is a disregarded entity for federal and state income tax purposes and is not subject to taxes on its income. The Parent files a consolidated tax return including the operations of the Company. The Parent has elected to be treated as a partnership for federal and state income tax purposes and as such, there is no provision for federal and state income taxes as the net income or loss of the Company is included on the tax return of the members of the Parent. The Company's Parent is subject to New York City Unincorporated Business Tax ("NYC UBT").

In accordance with GAAP, the Company's Parent is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax Laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Fair Value Measurements

At December 31, 2019, the carrying value of the Company's financial instruments, such as cash and accounts receivable, approximate their fair values due to the nature of their short term maturities.

2. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") with its Parent, the Company recognizes certain expenses based on the terms and conditions per the Agreement. These expenses amounted to approximately $190,000 for the year ended December 31, 2019, and there was $91,129 due to Parent at December 31, 2019. As warranted, the Parent is prepared to contribute capital to the Company, usually in the form of debt forgiveness. During 2019, total debt forgiveness of $128,239 was provided, and is reported as contributions in these financial statements.

3. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in securities transactions with counterparties in the normal course of business. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Two customers accounted for 96% of placement fees for the year 2019. There was $135,000 due from these customers as of December 31, 2019, which is included in accounts receivable balance on the statement of financial condition.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined by the rule. At December 31, 2019, the Company had net capital of $119,967, which exceeded requirement by $108,213. The ratio of aggregate indebtedness to net capital was 1.46 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).